================================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                             -----------------------

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

                         SECURITIES EXCHANGE ACT OF 1934

                           FOR THE MONTH OF JULY, 2003

                        COMMISSION FILE NUMBER: 333-11910

                            ------------------------

                     MAXCOM TELECOMUNICACIONES, S.A. DE C.V.
             (Exact name of Registrant as specified in its Charter)

                         MAXCOM TELECOMMUNICATIONS, INC.

                 (Translation of Registrant's name into English)

                            ------------------------

                      GUILLERMO GONZALEZ CAMARENA NO. 2000
                      COLONIA CENTRO DE CIUDAD DE SANTA FE

                                MEXICO, DF 01210
              (Address of Registrant's principal executive offices)

                            ------------------------

      Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F __x__ Form 40-F ____


      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

                                Yes ____ No __x__

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

                                Yes ____ No __x__

      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes _____ No __x__
                                                     -

      If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ______


================================================================================

                                    SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

                                       MAXCOM TELECOMUNICACIONES, S.A. DE C.V.


                                       By: /s/ GONZALO ALARCON ITURBIDE
                                           -------------------------------------
                                           Name: Gonzalo Alarcon Iturbide
                                           Title:   General Counsel

Date: July 31, 2003

                                                                       EXHIBIT 1

                                 [MAXCOM LOGO]

               MAXCOM TELECOMUNICACIONES 2ND QUARTER 2003 RESULTS

      -     REVENUES INCREASED 40% OVER 2Q02, AND 7% OVER 1Q03

      -     POSITIVE EBITDA: PS$24.8 MILLION WHICH REPRESENT A 14% MARGIN

      -     LINES IN SERVICE INCREASED 48% OVER 2Q02, AND 4% OVER 1Q03

      -     NUMBER OF CUSTOMERS GREW 62% OVER 2Q02, AND 2% OVER 1Q03

LINES:

The number of lines in service at the end of 2Q03 increased 48% to 134,659 lines, from 91,009 lines at the end of 2Q02, and 4% when compared to 129,982 lines in service at the end of 1Q03. Out of the total outstanding lines at the end of 2Q03, 6,020 lines or 4.5% were from Wholesale customers, which compares to 3,930 lines or 4.3% at the end of 2Q02, and 5,090 lines or 3.9% at the end of 1Q03.

During 2Q03 line construction was lower by 89% at 2,749 lines, from 24,035 constructed lines in the same period of last year; and, higher by 47% when compared to 1,873 constructed lines during 1Q03. Inventory of constructed lines for sale at the end of the quarter was 53,334 lines.

During 2Q03, 13,930 new lines were installed, 2% below the 14,272 (15,288 as reported)(1) lines installed during 2Q02. When compared to 1Q03, the number of installations decreased 7% from 14,911 lines.

During 2Q03, the monthly churn rate was 2.7%, which compares favorably to 3.3% (3.6% as reported)1 monthly average churn in 2Q02. When compared to 1Q03, churn rate decreased from 2.9%. Voluntary churn in 2Q03 resulted in the disconnection of 2,658 lines, a rate of 0.7%, equivalent to the one registered in 1Q03 with 2,697 disconnected lines. Involuntary churn resulted in the disconnection of 7,525 lines, a rate of 2.0%, which compares favorably to 8,073 disconnected lines, or 2.2% during 1Q03.

During 2Q03, net additions for Wholesale customers were 930 lines, which compares to 380 net disconnections during 2Q02 and 610 net additions during 1Q03.

CUSTOMERS:

Total customers grew 62% to 95,410 at the end of 2Q03, from 58,772 at the end of 2Q02, and 2% when compared to 93,702 customers as of the end of 1Q03.

The growth in number of customers by region was distributed as follows: (i) in Mexico City customers increased by 65% from 2Q02 and were flat when compared to 1Q03; (ii) in Puebla the increase was 52% from 2Q02 and 4% from 1Q03; and, in Queretaro the increase was 7% from 1Q03; we did not have operations in Queretaro in 2Q02.

The change in the number of customers by category was the following: (i) business customers decreased by 2% from 2Q02 and also 2% from 1Q03; and, (ii) residential customers increased by 67% from 2Q02 and 2% from 1Q03.

REVENUES:

Revenues for 2Q03 increased 40% to Ps$180.8 million, from Ps$128.8 million reported in 2Q02. Voice revenues for 2Q03 increased 39% to Ps$159.8 million, from Ps$114.8 million during 2Q02, mainly driven by a 48% increase in voice lines, and partially offset by an 11% decrease in ARPU. Data revenues for 2Q03 were Ps$5.1 million and contributed 3% of total revenues; during 2Q02 data revenues were Ps$2.3 million. Wholesale revenues for 2Q03 were Ps$15.9 million, a 36% increase from Ps$11.7 million in 2Q02.

--------
(1) As of the third quarter of 2002, Maxcom started reporting separately, results for each of its three business units: Voice, Data and Wholesale. Revenues from Data and Wholesale are reported separately and do not contribute to ARPU; Wholesale lines in service are reported separately from Voice lines. For comparison purposes and where applicable, this report includes adjusted numbers after these changes as well as the originally reported numbers (For a broader explanation see: "Maxcom Telecomunicaciones announces third quarter unaudited results", released on October 29, 2002).

                                  [MAXCOM LOGO]

Revenues for 2Q03 increased 7% to Ps$180.8 million, from Ps$169.6 million reported in 1Q03. Voice revenues for 2Q03 increased 9% to Ps$159.8 million, from Ps$147.2 million during 1Q03. Data revenues in 2Q03 increased 26% to Ps$5.1 million, from Ps$4.0 million during 1Q03. During 2Q03, revenues from Wholesale customers decreased 13% to Ps$15.9 million, from Ps$18.4 million in 1Q03.

COST OF NETWORK OPERATION:

Cost of Network Operation in 2Q03 was Ps$65.1 million, a 33% increase when compared to Ps$48.9 million in 2Q02. This increase was generated by: (i) Ps$15.6 million, or 51% increase in network operating services, mainly driven by higher calling party pays charges and long distance reselling costs due to higher traffic from a higher number of lines in service; (ii) Ps$1.9 million or 16% increase in technical expenses; (iii) a decrease installation expenses; and (iv) a decrease in the cost of disconnected lines in the amount of Ps$1.4 million collectively for items (iii) and (iv).

Cost of Network Operation was flat quarter-over-quarter when compared to Ps$65.0 million in 1Q03. While network operating services decreased Ps$0.3 million or 1%, and installation expenses and cost of disconnected lines decreased Ps$1.6 million or 26%, technical expenses increased Ps$1.9 or 16%.

SG&A:

SG&A expenses were Ps$90.9 million in 2Q03, which compares to Ps$104.0 million in 2Q02. The 13% decrease was mainly driven by: (i) lower salaries, wages and benefits of Ps$16.4 million; (ii) lower leasing and maintenance costs of Ps$10.4 million; (iii) lower advertising expenses of Ps$2.1 million; and, (iv) lower general, administrative expenses and insurance costs of Ps$1.2 million, which were partially offset by: (i) higher bad debt provisioning of Ps$10.1 million;
(ii) higher consulting fees of Ps$5.2 million; and, (iii) higher external sales commissions of Ps$1.7 million. The higher external sales commissions were offset by reductions of in-house sales staff, those savings are included in item (i) above.

SG&A expenses in 2Q03 decreased 17%, from Ps$108.9 million in 1Q03. This variation was mainly driven by: lower severance costs of Ps$18.0 million; (ii) lower leasing costs of Ps$10.1 million; (iii) lower salaries, wages and benefits of Ps$1.0 million; and, (iv) lower advertising expenses of Ps$0.9 million, which were partially offset by: (i) higher consulting fees of Ps$5.7 million; (ii) higher bad debt provisioning of Ps$5.2 million; (iii) higher external sales commissions of Ps$0.7 million; and, (iv) higher general, administrative expenses and insurance costs of Ps$0.4 million.

EBITDA:

EBITDA for 2Q03 was positive Ps$24.8 million, compared to negative Ps$24.1 million reported in 2Q02 and negative Ps$4.3 million registered in 1Q03. EBITDA margin improved from a negative 19% in 2Q02, and negative 3% in 1Q03, to positive 14% in 2Q03.

Before severance costs registered in 1Q03, positive EBITDA increased 81% quarter-over-quarter, to Ps$24.8 million in 2Q03 from Ps$13.7 million in 1Q03.

CAPITAL EXPENDITURES:

Capital Expenditures for 2Q03 were Ps$29.9 million, a 76% decrease when compared to Ps$123.3 million in 2Q02, and an 8% decrease when compared to Ps$32.5 million in 1Q03.

CASH POSITION:

Maxcom's Cash position at the end of 2Q03 was Ps$59.3 million in Cash and Cash Equivalents, compared to Ps$520.5 million at the end of 2Q02. Cash and Cash Equivalents at the end of 1Q03 were Ps$46.2 million.

                                     # # #

                                  [MAXCOM LOGO]

A conference call will be held to discuss 2Q03 results on Thursday, July 31, 2003, at 11:00 a.m. New York City Time / 10:00 a.m. Mexico City Time. To participate, please dial (719) 457-2637, confirmation code 625046 ten minutes prior to the start of the call.

A playback of the conference call will be available starting 2:00 p.m. New York City Time on Thursday, July 31, 2003, until midnight on Wednesday, August 6, 2003. Please dial (719) 457-0820 or (888) 203-1112, replay access code: 625046.

                                      # # #

MAXCOM TELECOMUNICACIONES, S.A. DE C.V., headquartered in Mexico City, Mexico, is a facilities-based telecommunications provider using a "smart-build" approach to deliver last-mile connectivity to micro, small and medium-sized businesses and residential customers in the Mexican territory. Maxcom launched commercial operations in May 1999 and is currently offering Local, Long Distance and Internet & Data services in greater metropolitan Mexico City, Puebla and Queretaro.

For more information contact:

     JOSE-ANTONIO SOLBES                                LUCIA DOMVILLE
  Maxcom Telecomunicaciones                     Citigate Financial Intelligence
     Mexico City, Mexico                                 New York, NY
      (52 55) 5147 1125                             (212) 840-0008 Ext. 268
investor.relations@maxcom.com                    lucia.domville@citigatefi.com


This document may include forward-looking statements that involve risks and uncertainties that are detailed from time to time in the U.S. Securities and Exchange Commission filings of the Company. Words such as "estimate," "project," "plan," "believe," "expect," "anticipate," "intend," and similar expressions may identify such forward-looking statements. The Company wants to caution readers that any forward-looking statements in this document or made by the company's management involves risks and uncertainties that may change based on various important factors not under the Company's control. These forward- looking statements represent the Company's judgment as of the date of this document. The company disclaims, however, any intent or obligation to update these forward-looking statements.

                                      # # #

                   (Tables and Financial Statements to follow)

                                  [MAXCOM LOGO]

       LINES                    2Q02          1Q03          2Q03     VS. 2Q02   VS. 1Q03
      ------
Business Lines                 19,864        22,505        23,218       17%        3%
Residential Lines              67,215       102,387       105,421       57%        3%
                               ------       -------       -------    -----      ----
 Total Voice Lines             87,079       124,892       128,639       48%        3%
 Wholesale                      3,930         5,090         6,020       53%       18%
                               ------       -------       -------    -----      ----
                   TOTAL       91,009       129,982       134,659       48%        4%
                               ------       -------       -------    -----      ----



CUSTOMERS                       2Q02         1Q03         2Q03     VS. 2Q02      VS. 1Q03
---------
Business                        3,847        3,870        3,774       -2%           -2%
Residential                    54,925       89,832       91,636       67%            2%
                               ------       ------       ------    -----         -----
                   TOTAL       58,772       93,702       95,410       62%            2%
                               ------       ------       ------    -----         -----
Mexico                         27,030       44,840       44,730       65%            0%
Puebla                         31,742       46,487       48,137       52%            4%
Queretaro                        --          2,375        2,543       N/A            7%
                               ------       ------       ------    -----         -----

TRAFFIC                       2Q02                                1Q03                                2Q03
-------           ------------------------------    --------------------------------    --------------------------------
MILLION MINUTES    APR     MAY     JUN     TOTAL     JAN      FEB      MAR     TOTAL     APR      MAY      JUN     TOTAL
---------------    ---     ---     ---     -----     ---      ---      ---     -----     ---      ---      ---     -----
Inbound            59.7    58.7    54.8    173.3     65.1     63.0     63.0    191.1     66.5     69.1     67.9    203.5
Outbound           83.7    84.0    79.0    246.7    127.9    121.6    139.1    388.6    135.9    136.7    148.4    421.0

Outbound Local     95%     95%     95%      95%      94%      95%      95%      95%      95%      94%      95%      95%
Outbound LD         5%      5%      5%       5%       6%       5%       5%       5%       5%       6%       5%       5%


ARPU (US$)               2Q02         1Q03        2Q03        VS. 2Q02   VS. 1Q03
----------               ----         ----        ----        --------   --------
BUSINESS
  Monthly Charges     $  22.13     $  25.22     $  23.88           8%     -5%
  Usage               $  61.05     $  43.11     $  56.65          -7%     31%

  Subtotal            $  83.18     $  68.33     $  80.53          -3%     18%
  Non-recurring       $   2.30     $   2.91     $   3.66          59%     26%
                      --------     --------     --------         ---     ---
TOTAL BUSINESS        $  85.48     $  71.24     $  84.19          -2%     18%
                      --------     --------     --------         ---     ---
RESIDENTIAL
  Monthly Charges     $  17.80     $  16.66     $  16.96          -5%      2%
  Usage               $  12.28     $  11.63     $  12.29           0%      6%
  Subtotal            $  30.08     $  28.29     $  29.25          -3%      3%
  Non-recurring       $   4.24     $   2.65     $   1.44         -66%    -46%
                      --------     --------     --------         ---     ---
TOTAL RESIDENTIAL     $  34.32     $  30.94     $  30.69         -11%     -1%
                      --------     --------     --------         ---     ---
COMPANY
  Monthly Charges     $  18.77     $  18.25     $  18.24          -3%      0%
  Usage               $  23.23     $  17.51     $  20.50         -12%     17%
                      --------     --------     --------         ---     ---
  Subtotal            $  42.00     $  35.76     $  38.74          -8%      8%
  Non-recurring       $   3.80     $   2.70     $   1.85         -51%    -32%
                      --------     --------     --------         ---     ---
TOTAL COMPANY         $  45.80     $  38.46     $  40.59         -11%      6%
                      --------     --------     --------         ---     ---

                                  [MAXCOM LOGO]


                     MAXCOM TELECOMUNICACIONES, S.A. DE C.V.

                           CONSOLIDATED BALANCE SHEET

 (THOUSANDS OF MEXICAN PESOS "PS" WITH PURCHASING POWER AS OF JUNE 30, 2003 AND
                          THOUSANDS OF US DOLLARS "$")

                                                  JUNE 30, 2002                  MARCH 31, 2003               JUNE 30, 2003
                                          ----------------------------    ---------------------------    --------------------------
                                             PESOS         US DOLLARS         PESOS         US DOLLARS        PESOS       US DOLLARS
                                             -----         ----------         -----         ----------        -----       ----------
ASSETS
CURRENT ASSETS:
Cash and cash equivalents                 Ps     520,544   $    49,666    Ps      46,153    $   4,404    Ps     59,290   $    5,657
Restricted cash                                     --            --                --           --               --           --
                                          --------------   -----------    --------------    ---------    -------------   ----------
                                                 520,544        49,666            46,153        4,404           59,290        5,657
Accounts receivable:
  Customers, net of allowance                     80,239         7,656           111,350       10,624          111,553       10,644
  Value added tax refundable                      41,665         3,975               368           35             --           --
  Other sundry debtors                             9,933           948             7,507          716            9,191          877
                                          --------------   -----------    --------------    ---------    -------------   ----------
                                                 131,837        12,579           119,225       11,375          120,744       11,521

Inventory                                         12,639         1,206            19,921        1,901           18,320        1,748
Prepaid expenses                                  53,725         5,126            46,963        4,481           40,775        3,890
                                          --------------   -----------    --------------    ---------    -------------   ----------
     Total current assets                        718,745        68,577           232,262       22,161          239,129       22,816

Frecuency rights, Net                            108,974        10,397           104,118        9,934          102,500        9,780
Telephone network systems &                    1,519,208       144,952         1,574,065      150,186        1,535,051      146,463
Equipment, Net
Preoperating expenses, Net                       221,291        21,114           199,346       19,020          191,247       18,247
Intangible Assets, Net                           309,782        29,557           420,666       40,137          409,306       39,053
Other assets                                      32,313         3,083            29,657        2,830           27,937        2,666
                                          --------------   -----------    --------------    ---------    -------------   ----------
     Total assets                         Ps   2,910,313   $   277,680    Ps   2,560,114    $ 244,268    Ps  2,505,170   $  239,025
                                          ==============   ===========    ==============    =========    =============   ==========

LIABILITIES
CURRENT LIABILITIES:
Interest Payable                          Ps       5,859   $       559    Ps       9,018    $     860    Ps      4,391   $      419
Accrued expenses and other accounts              184,105        17,566           148,513       14,170          158,899       15,161
payable
Customers deposits                                 2,230           213             2,912          278            2,991          285
Payroll and other taxes payable                   18,451         1,760            21,044        2,008           27,921        2,664
                                          --------------   -----------    --------------    ---------    -------------   ----------
     Total current liabilities                   210,645        20,098           181,487       17,316          194,202       18,529

LONG-TERM LIABILITIES:
Senior notes, net                              1,874,751       178,875         1,926,356      183,799        1,875,904      178,985
Notes payable                                       --            --               4,811          459            8,666          827
                                          --------------   -----------    --------------    ---------    -------------   ----------
     Total liabilities                    Ps   2,085,396   $   198,973    Ps   2,112,654    $ 201,574    Ps  2,078,772   $  198,341
                                          ==============   ===========    ==============    =========    =============   ==========
SHAREHOLDERS' EQUITY
Capital stock                                  1,821,900       173,832         1,706,830      162,853        1,706,830      162,853
Additional paid-in capital                       856,779        81,747               426           41            2,606          249
Accumulated deficit                           (1,358,698)     (129,637)       (1,099,239)    (104,881)      (1,099,239)    (104,881)
Net loss for the period                         (495,064)      (47,235)         (160,557)     (15,319)        (183,799)     (17,537)
                                          --------------   -----------    --------------    ---------    -------------   ----------
  Total shareholders' equity (deficit)    Ps     824,917   $    78,707    Ps     447,460    $  42,694    Ps    426,398   $   40,684
                                          ==============   ===========    ==============    =========    =============   ==========
                                          Ps   2,910,313   $   277,680    Ps   2,560,114    $ 244,268    Ps  2,505,170   $  239,025
                                          ==============   ===========    ==============    =========    =============   ==========

NOTES TO FINANCIAL STATEMENTS:

FINANCIAL STATEMENTS ARE REPORTED IN PERIOD-END PESOS AS OF JUNE 30, 2003 TO ADJUST FOR THE INTER-PERIOD EFFECT OF INFLATION. FOR READERS' CONVENIENCE, ALL PESO AMOUNTS WERE CONVERTED TO U.S. DOLLARS AT THE EXCHANGE RATE OF PS. 10.4808 PER U.S.$1.00.

                                  [MAXCOM LOGO]


                     MAXCOM TELECOMUNICACIONES, S.A. DE C.V.

                      CONSOLIDATED STATEMENT OF OPERATIONS
                       YEAR 2002 AND 2003 QUATERLY PERIODS

            (THOUSANDS OF MEXICAN PESOS "PS" WITH PURCHASING POWER AS
                OF JUNE 30, 2003 AND THOUSANDS OF US DOLLARS "$")

                                         APRIL 1 TO                             JANUARY 1 TO
                                        JUNE 30, 2002                           MARCH 31, 2003
                             ----------------------------------    ---------------------------------
                                 PESOS     US DOLLARS       %          PESOS       US DOLLARS     %
                                 -----     ----------      ---         -----       ----------    ---


Voice                           114,786        10,952       89%       147,242         14,049     87%
Data                              2,316           221        2%         4,007            382      2%
Wholesale                        11,695         1,116        9%        18,399          1,756     11%
                             ----------      --------      ---     ----------     ----------    ---
TOTAL REVENUES               PS 128,797      $ 12,289      100%    PS 169,648     $   16,187    100%

  Network operating
  services                       30,835         2,942       24%        46,719          4,458     28%
  Technical expenses             12,173         1,161        9%        12,203          1,164      7%
  Installation expenses           5,912           564        5%         6,120            584      4%
                             ----------      --------              ----------     ----------
COST OF NETWORK OPERATION        48,920         4,667       38%        65,042          6,206     38%

GROSS PROFIT                     79,877         7,622       62%       104,606          9,981     62%

SG&A                            104,011         9,924       81%       108,933         10,394     64%
                             ----------      --------              ----------     ----------
EBITDA                          (24,134)       (2,302)     -19%        (4,327)          (413)    -3%

Depreciation and
   amortization                  80,793         7,709                  89,743          8,563
                             ----------      ---------             ----------     ----------
OPERATING LOSS                 (104,927)      (10,011)                (94,070)        (8,976)

COMPREHENSIVE (INCOME)
COST OF
FINANCING:

  *Interest expenses             91,454         8,726                   6,162            588
  **Interest income              (1,475)         (141)                    194             19
  Exchange (income)
     loss, net                  177,657        16,951                  82,155          7,839
  Gain on net
     monetary position          (26,246)       (2,504)                (24,018)        (2,292)
                             ----------      ---------             ----------     ----------
                                241,390        23,032                  64,493          6,154

Other income (Expense)             (176)          (17)                     (5)            (1)

INCOME (LOSS) BEFORE TAXES     (346,141)      (33,026)               (158,558)       (15,129)

Provisions for:
  Asset Tax                       1,612           154                   1,671            159
  Income Tax & Profit
  Sharing                           220            21                     328             31
                             ----------      ---------             ----------     ----------
  Total Provisions                1,832           175                   1,999            190

NET INCOME (LOSS)            PS(347,973)     $ (33,201)            PS(160,557)    $  (15,319)
                             ==========      =========             ==========     ==========


                                               APRIL 1 TO
                                              JUNE 30, 2003
                               ---------------------------------------
                                   PESOS        US DOLLARS        %
                                   -----        ----------       ---


Voice                             159,802         15,247           88%
Data                                5,052            482            3%
Wholesale                          15,939          1,521            9%
                               ----------     ----------       -------
TOTAL REVENUES                 PS 180,793       $ 17,250          100%

  Network operating
  services                         46,466          4,433           26%
  Technical expenses               14,122          1,347            8%
  Installation expenses             4,499            429            2%
                               ----------     ----------
COST OF NETWORK OPERATION          65,087          6,209           36%

GROSS PROFIT                      115,706         11,041           64%

SG&A                               90,917          8,675           50%
                               ----------     ----------
EBITDA                             24,789          2,366           14%

Depreciation and
   amortization                    91,037          8,686
                               ----------        -------
OPERATING LOSS                    (66,248)        (6,320)

COMPREHENSIVE (INCOME)
COST OF
FINANCING:

  *Interest expenses                5,460            521
  **Interest income                 1,020             97
  Exchange (income)
     loss, net                    (52,679)        (5,026)
  Gain on net
     monetary position                883             84
                               ----------        -------
                                  (45,316)        (4,324)

Other income (Expense)                535             52

INCOME (LOSS) BEFORE TAXES        (21,467)        (2,048)

Provisions for:
  Asset Tax                         1,651            158
  Income Tax & Profit
  Sharing                             124             12
                               ----------        -------
  Total Provisions                  1,775            170

NET INCOME (LOSS)              PS (23,242)       $(2,218)
                               ==========        =======





NOTES TO FINANCIAL STATEMENTS:

*     INTEREST RELATED TO SENIOR NOTES AND VENDOR FINANCING

**    INTEREST INCOME NET OF BANK COMMISSIONS

FINANCIAL STATEMENTS ARE REPORTED IN PERIOD-END PESOS AS OF JUNE 30, 2003 TO ADJUST FOR THE INTER-PERIOD EFFECT OF INFLATION. FOR READERS' CONVENIENCE, ALL PESO AMOUNTS WERE CONVERTED TO U.S. DOLLARS AT THE EXCHANGE RATE OF PS. 10.4808 PER U.S.$1.00.